UNIVERSAL STUDIOS JAPAN

RECEIVED

2008 APR 17 P 12:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-35074

April 15, 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: USJ Co., Ltd. – Rule 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

- An English translation of documents published, filed, or distributed since December 25, 2007, attached as Annex A hereto.
- A brief description of Japanese language document filed since December 25, 2007 attached as Annex A hereto.

If you have any questions or requests for additional information, please contact us at 011-81-6-6465-3134 (telephone) or 011-81-6-6465-3534 (facsimile).

08001945

Very truly yours,

USJ Co., Ltd.

PROCESSED
APR 22 2008
THOMSON FINANCIAL

By ______________________
Name: Koji Iida
Title: Director and General Manager,
Finance & Administration Division

Enclosures

ANNEX A

LIST OF DOCUMENTS
PUBLUSHED, FILED OR DISTRIBUTED
SINCE December, 25 2007

A. ENGLISH LANGUAGE DOCUMENTS

1. Financial Results for the Nine-month Period Ended December 31, 2007 (Non-consolidated), dated February 12, 2008 (Attached here to as Exhibit A-1)

B. JAPANESE LANGUAGE DOCUMENT WITH A BRIEF DESCRIPTION

1. Reissued Report of Annual Security Report, dated December 27, 2007 (Attached here to as Exhibit B-1)
   Reissued Annual Security Report for the fiscal year ending March 31, 2007, including corrected Risk factors filed with Kinki Local Finance Bureau.

2. Reissued Report of Interim Security Report, dated December 27, 2007 (Attached here to as Exhibit B-2)
   Reissued Report of Interim Security Report for the fiscal year ending March 31, 2008, including added information (filing of suit) filed with Kinki Local Finance Bureau.

TRANSLATION

Financial Results for the Nine-month Period Ended December 31, 2007 (Non-consolidated)

February 12, 2008

Company Name: USJ Co., Ltd. Stock Exchange Listed: Tokyo Stock Exchange (Mothers)
Code Number: 2142 URL: http://www.usj.co.jp/
Representative: Glenn Gumpel, Representative Director & President
Contact: Shunichi Shibata, IR Office, Finance & Administration Division TEL: +81 (6)-6465-3134

These financial statements have been prepared for reference only in accordance with accounting principles and practices generally accepted in Japan.

(Fractional amounts less than one million yen are discarded.)

1. Financial Results for the Nine-Month Period Ended December 31, 2007 (From April 1, 2007 to December 31, 2007)

(1) Operating Results (The numbers in the % column are changes compared with the first three quarters of the previous year.)

	Sales		Operating Income		Ordinary Income		Net Income	
	Millions	%	Millions	%	Millions	%	Millions	%
April 1 to December 31, 2007	57,751	2.9	8,844	20.8	8,054	34.5	7,989	63.6
April 1 to December 31, 2006	56,140	—	7,321	—	5,988	—	4,883	—
(Ref.)Year ended March 31, 2007	72,062	—	7,283	—	5,273	—	3,793	—

	Net Income Per Share		Net Income Per Share (diluted)	
	Yen		Yen	
April 1 to December 31, 2007	3,703	64	3,622	39
April 1 to December 31, 2006	2,555	16	—	—
(Ref.) Year ended March 31, 2007	1,973	91	1,938	13

(Note) Figures and percentage of changes from 2005 to 2006 are not presented because financial statements for the nine-month period ended December 31, 2005 were not created.

(2) Financial Position

	Total Assets	Net Assets	Equity Ratio	Net Assets Per Share	
	Millions	Millions	%	Yen	
December 31, 2007	127,379	49,754	39.1	23,029	73
December 31, 2006	126,357	33,557	26.6	17,559	29
(Ref.) Year ended March 31, 2007	129,937	42,995	33.1	20,061	69

(3) Cash Flow

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Ending Balance of Cash and Cash Equivalents
	Millions	Millions	Millions	Millions
April 1 to December 31, 2007	12,303	(2,792)	(5,475)	26,050
April 1 to December 31, 2006	9,814	(4,491)	(16,447)	16,179
(Ref.) Year ended March 31, 2007	17,696	(7,010)	(16,131)	21,920

2. Dividend

	Dividend Per Share					
(Record Date)	Interim		Year End		Total (Full year)	
	Yen		Yen		Yen	
Year ended March 31, 2007		—		—	0	00
Six-month period ended September 30, 2007	750	00			1,500	00
Year ending March 31, 2008 (Forecast)			750	00		

3. Forecast for the Fiscal Year Ending March 31, 2008 (From April 1, 2007 to March 31, 2008)

(The numbers in the % column are changes compared with the previous year)

	Sales		Operating Income		Ordinary Income		Net Income		Net Income Per Share	
	Millions	%	Millions	%	Millions	%	Millions	%	Yen	
Full-fiscal year	73,000	1.3	8,000	9.8	6,500	23.3	6,200	63.4	2,870	64

4. Others

(1) Guideline on presenting the quarterly financial statements: Interim Financial Statements Presentation Guideline

(2) Changes in accounting principles from the previous fiscal year: No

(3) Involvement of Independent Auditor: Yes

Quarterly financial statements have been reviewed by independent auditors to obtain their opinion pursuant to Tokyo Stock Exchange Guideline for Disclosure of Listed Company, Opinion of Quarterly Financial Statements.

Explanation regarding appropriate usage of business forecast and remarks

The forward-looking statements made in this document are based on the current assumptions and beliefs of USJ Co. in light of the information currently available to it, and involve risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause USJ Co.'s actual results to be materially different from any future results expressed in these forward-looking statements.

Please refer to Qualitative Information and Financial Statements, "Qualitative Information regarding Forecast for fiscal year ending March 31, 2008" on page 5 regarding business assumptions and forecast.

Qualitative Information and Financial Statements

1. Qualitative Information regarding Business Results

Japan's economy in the first three quarters this fiscal year (April 1, 2007- December 31, 2007) continued a mild recovery led by strong performance of corporations and growth in individual consumption despite uncertain outlook due to the U.S. subprime loan crisis and soaring oil prices.

Under these conditions, Universal Studios Japan launched its sixth year of operation this fiscal year with the theme "Dreams", offering its visitors with new types of world-class entertainment one after another which aim to make their dreams and aspirations come true. Furthermore, various attractions and shows have been enhanced to make the park a place of special memories. By offering new entertainment and making small changes throughout the year, the Company aims to drive repeat visitation.

In December 2007, USJ's night-time lagoon show Peter Pan's Neverland was recognized for its world-class high quality by being honored with the THEA Award in the Event Spectacular category. The THEA Awards, presented by the Themed Entertainment Association (headquartered in California, U.S.A.), is said to be the Oscar Awards of the themed entertainment industry.

In the first three quarters of this fiscal year, the sensational roller coaster Hollywood Dream The Ride, which opened in March 2007, continued to draw a large number of guests, proving to be an extremely successful and popular attraction. In addition, the Company opened a new attraction Magical Oz Go-Round which is the first carousel in the park.

As for seasonal events, a summer-only parade using water and characters Universal Water Parade was offered from July 12, 2007 to September 2, 2007. In Universal Wonder Halloween offered from September 11, 2007 to October 31, 2007, a main entertainment show with flying performance Sorciere was performed with more excellent and dynamic style than the previous year. During the Christmas season, Universal Wonder Christmas was held from November 8, 2007 to January 6, 2008. Santa's Toy Party, a song and dance show performed by Santa Claus, reindeer and Christmas toys, made its debut this year as a new daytime Christmas show. A singing show White Christmas Carol, which is received well every year, was also performed in front of the "Universal Super Christmas Tree". During these event periods, Summer Twilight Pass from July 14, 2007 to September 2, 2007 and Twilight Pass Halloween and Christmas seasons from September 11, 2007 to January 6, 2008, valid for admission after 3pm, were well received by many guests. In addition, movie-related special events were held for a limited period from April 19, 2007 to August 31, 2007. Initiatives as these continued to satisfy the needs of the core target segment , female and families with children.

The Company held the Annual Studio Pass Price Campaign, in which Annual Studio Passes are offered at an attractive special discount price for a limited period from October 15, 2007 to January 31, 2008. This campaign was very well received and recorded good sales.

Marketing and sales efforts continued to focus on the Greater Kansai area (Ishikawa, Fukui, Gifu, Mie, Aichi, Okayama, Hiroshima, Tokushima and Kagawa prefectures) with enhanced advertising and sales initiatives to drive visitors from these prefectures. The Company has strengthened marketing and sales activities in Korea and other major Asian countries and regions since the number of in-bound visitors has been slightly decreasing.

The Company is planning to deliver several entertaining events in the fourth quarter; Universal Wonder Christmas (continued until January 6, 2008), 2008 Coming-of-Age Day Special Celebration Program (January 6, 2008 - January 20, 2008) for those who turn twenty years old during 2008, Universal Valentine (January 17, 2008 - March 2, 2008), and a seventh anniversary special music event with the theme "Graduation" (March 28 and 29, 2008). In mid-March 2008, a new attraction Fantastic World will open to commemorate the seventh anniversary of Universal Studios Japan. This new original show will be delivered on a massive scale never seen before. The performance will center on three giant mobile stages. Guests who experience this attraction will feel fantastic emotions through dynamic and energetic live performances and a blend of various musical cultures. The Company will strive to provide enjoyable surprises and wonderment that guests have never experienced before through world-class entertainment full of Wonderment and Imagination.

Sales were ¥57,751 million, up by ¥1,611 million or 2.9% from the first three quarters of the previous year reflecting greater attendance, effect of ticket price increases implemented in July 2006, and strong sales of attraction priority access tickets.

Operating income was ¥8,844 million, up by ¥1,522 million or 20.8% from the same period of previous year, reflecting improvement of gross margin rate on products sales, efforts to reduce utilities cost, reduced entertainment production cost, and smaller depreciation expense due to progress of depreciation period.

Ordinary income was ¥8,054 million, up by ¥2,066 million or 34.5% from the same period of previous year. This is because of reduction in interest payment by decrease of debt.

Loss on disposal of fixed assets was dramatically decreased in the first three quarters of this fiscal year because in the previous year loss from conversion of Western area to accommodate the Land of Oz themed area was recorded. Therefore, extraordinary loss was ¥60 million, down by 94.5% from the same period of the previous year.

As a result, net income for the first three quarters of this fiscal year was ¥7,989 million, up by ¥3,106 million or 63.6% from the same period of previous year.

2. Qualitative Information regarding Financial Condition

(1) Financial Position

[Assets]

Total assets as of December 31, 2007 were ¥127,379 million, decreased by ¥2,557 million from the end of the previous fiscal year.

Current assets were ¥31,916 million, increase by ¥5,322 million from the end of previous fiscal year due to increase in cash and deposits by ¥4,129 million. (Please refer to (2) Cash Flows.)

Fixed assets were ¥95,460 million, decreased by ¥7,872 million from the end of the previous fiscal year, due to progress of depreciation of theme park facilities.

[Liabilities]

Total liabilities as of December 31, 2007 were ¥77,625 million, decreased by ¥9,316 million from the end of the previous fiscal year.

Current liabilities were ¥20,311 million, decreased by ¥5,345 million from the end of previous fiscal year. This was due to decrease in advances from customers by ¥4,367 million, mainly composed of Partnership Fee and Annual Pass revenue as they were recognized as revenue appropriately based on each accrued period.

Long-term liabilities were ¥57,313 million, decreased by ¥3,971 million from the end of the previous fiscal year. This was primarily due to reclassification of long-term debt to current portion by ¥3,500 million.

[Net Assets]

Total net assets as of December 31, 2007 were ¥49,754 million, increased by ¥6,759 million from the end of the previous year. It was mainly due to increase in retained earnings by ¥6,369 million as a result of the quarterly net income recorded.

(2) Cash Flows

Cash and cash equivalents (hereinafter, "cash") as of December 31, 2007 were ¥26,050 million, ¥4,129 million up from the end of the previous year. This reflects ¥12,303 million provided by operating activities, ¥2,792 million used in investing activities, ¥5,475 million used in financing activities.

Cash flows from each activity were as follows:

[Cash flows from operating activities]

Net cash provided by operating activities was ¥12,303 million, up by ¥2,489 million or 25.4% compared with the same period previous year. This was mainly due to increase of the net income before income taxes and decrease in interest payments because of refinancing (implemented August 2006) and advanced repayment (implemented March 2007) of long-term debt.

[Cash flows from investing activities]

Net cash used in investing activities were ¥2,792 million, down by ¥1,698 million or 37.8% compared with the same period previous year. This was mainly due to decrease of outflow for payments regarding acquisition of tangible fixed assets related to "Hollywood Dream The Ride" construction in the previous year.

[Cash flows from financing activities]

Net cash used in financing activities were ¥5,475 million, down by ¥10,972 million or 66.7% compared with the same period previous year. This was due to substantial decrease of outflow for the repayment of long-term debt as a result of refinancing implemented in the same period last year.

3. Qualitative Information regarding Forecast for fiscal year ending March 31, 2008

The Company's business performance continued to grow steadily in the first three quarters, and its profits already exceeded the forecast for the entire fiscal year. However, taking into consideration the seasonality in theme park business and the weather risk during the spring break, the company maintains its forecast announced on November 8, 2007.

In the theme park business, attendance in winter, or the fourth quarter of the company, tends to drop. In addition, the Company is strategically spending more in the fourth quarter in producing a new attraction in time for spring break and advertising to drive visitors in spring vacation. During the winter fourth quarter period when the theme park operates shorter hours, certain attractions are closed for scheduled maintenance. For the reasons above, profitability in the fourth quarter tends to be lower than that in other quarters, and this trend may remain in the future. (For more details for seasonal change of business, please refer to "Risk Factors" in Financial Results for the Six-Months Period Ended September 30, 2007(Non-consolidated) submitted on November 8, 2007.)

4. Financial Statements - The first three quarters

(1) Balance Sheets

(Million yen)

	As of December 31, 2006			As of December 31, 2007			Increase (Decrease)		As of March 31, 2007		
	Amount		% of Total	Amount		% of Total	Amount	%	Amount		% of Total
[Assets]											
I Current Assets											
1. Cash and deposits (*2)	16,179			26,050					21,920		
2. Accounts receivable, trade	2,216			2,305					2,066		
3. Inventories	2,076			2,101					1,821		
4. Other current assets	1,149			1,460					788		
Allowance for doubtful accounts	(1)			(1)					(1)		
Total Current Assets		21,620	17.1		31,916	25.1	10,296	47.6		26,594	20.5
II Fixed Assets											
1. Tangible fixed assets (*1)											
(1) Buildings (*2)	53,180			51,400					53,639		
(2) Structures (*2)	18,531			17,575					18,632		
(3) Machinery and equipment (*2)	21,547			18,485					23,366		
(4) Other tangible fixed assets (*2)	8,863			4,791					5,162		
Total Tangible Fixed Assets	102,122			92,252			(9,869)	(9.7)	100,800		
2. Intangible fixed assets	515			1,431			915	177.6	469		
3. Investments and other assets	2,086			1,776			(310)	(14.9)	2,062		
Total Fixed Assets		104,724	82.9		95,460	74.9	(9,264)	(8.8)		103,332	79.5
III Deferred Assets		12	0.0		2	0.0	(10)	(80.0)		10	0.0
Total Assets		126,357	100.0		127,379	100.0	1,021	0.8		129,937	100.0

	As of December 31,2006			As of December 31, 2007			Increase (Decrease)		As of March 31, 2007		
	Amount		% of Total	Amount		% of Total	Amount	%	Amount		% of Total
[Liabilities]											
I Current Liabilities											
1. Accounts payable, trade	1,058			1,007					1,068		
2. Current portion of long-term debt (*2)	3,500			3,500					3,500		
3. Advances from customers	10,380			9,399					13,766		
4. Allowance for bonuses	379			395					674		
5. Allowance for directors' bonuses	–			18					87		
6. Other current liabilities (*4)	6,130			5,989					6,558		
Total Current Liabilities		21,448	17.0		20,311	15.9	(1,137)	(5.3)		25,656	19.7
II Long-term Liabilities											
1. Long-term debt (*2)	68,900			55,400					58,900		
2. Reserve for retirement benefits	773			860					784		
3. Other long-term liabilities	1,677			1,053					1,600		
Total Long-term Liabilities		71,351	56.4		57,313	45.0	(14,037)	(19.7)		61,285	47.2
Total Liabilities		92,800	73.4		77,625	60.9	(15,175)	(16.4)		86,941	66.9
[Net Assets]											
I Shareholders' Equity											
1. Capital Stock		25,674	20.3		31,125	24.5	5,450	21.2		30,938	23.8
2. Capital Surplus											
(1) Capital reserve	–			5,450					5,263		
(2) Other capital surplus	3,000			3,000					3,000		
Total Capital Surplus		3,000	2.4		8,450	6.6	5,450	181.7		8,263	6.4
3. Retained Earnings											
(1) Legal retained earnings	–			161					–		
(2) Other retained earnings											
Carried forward retained earnings	4,883			10,001					3,793		
Total Retained Earnings		4,883	3.9		10,163	8.0	5,280	108.1		3,793	2.9
Total Shareholders' Equity		33,557	26.6		49,739	39.1	16,181	48.2		42,995	33.1
II Stock Acquisition Rights		–	–		15	0.0	15	–		–	–
Total Net Assets		33,557	26.6		49,754	39.1	16,196	48.3		42,995	33.1
Total Liabilities and Net Assets		126,357	100.0		127,379	100.0	1,021	0.8		129,937	100.0

(2) Statements of Income

(Million yen)

	From April 1,2006 to December 31, 2006		From April 1,2007 to December 31, 2007		Increase (Decrease)		From April 1, 2006 to March 31, 2007	
	Amount	% of Total	Amount	% of Total	Amount	%	Amount	% of Total
I Sales	56,140	100.0	57,751	100.0	1,611	2.9	72,062	100.0
II Cost of Sales	41,968	74.8	41,484	71.8	(484)	(1.2)	55,151	76.5
Gross Profit	14,171	25.2	16,267	28.2	2,096	14.8	16,911	23.5
III Selling, General and Administrative Expenses	6,849	12.2	7,423	12.9	573	8.4	9,627	13.4
Operating Income	7,321	13.0	8,844	15.3	1,522	20.8	7,283	10.1
IV Non-operating Income (*1)	783	1.4	760	1.3	(22)	(2.9)	818	1.1
V Non-operating Expenses (*2)	2,116	3.7	1,550	2.7	(566)	(26.8)	2,828	3.9
Ordinary Income	5,988	10.7	8,054	13.9	2,066	34.5	5,273	7.3
VI Extraordinary Loss (*3)	1,100	2.0	60	0.1	(1,040)	(94.5)	1,473	2.0
Net Income Before Income Taxes	4,887	8.7	7,993	13.8	3,106	63.6	3,799	5.3
Income Taxes	4	0.0	4	0.0	–	–	5	0.0
Net Income	4,883	8.7	7,989	13.8	3,106	63.6	3,793	5.3

(3) Statements of Changes in Net Assets

First three quarters of fiscal 2006 (Nine-month period ended December 31, 2006) (Million yen)

	Shareholders' Equity					Total Net Assets
	Capital Stock	Capital Surplus		Retained Earnings	Total Shareholders' Equity	
		Capital Reserve	Other Capital Surplus	Other Retained Earnings		
				Carried Forward Retained Earnings		
Balance as of March 31, 2006	52,500	12,500	–	(36,325)	28,674	28,674
Changes during the third quarter						
Decrease in capital stock resolved at the extraordinary shareholders' meeting held in September 2006	(26,825)		3,000	23,825	–	–
Decrease in capital surplus resolved at the extraordinary shareholders' meeting held in September 2006		(12,500)		12,500	–	–
Net Income				4,883	4,883	4,883
Total amount of changes during the third quarter	(26,825)	(12,500)	3,000	41,208	4,883	4,883
Balance as of December 31, 2006	25,674	–	3,000	4,883	33,557	33,557

First three quarters of fiscal 2007 (Nine-month period ended December 31, 2007) (Million yen)

	Shareholders' Equity						Stock acquisition rights	Total Net Assets
	Capital Stock	Capital Surplus		Retained Earnings		Total Shareholders' Equity		
		Capital Reserve	Other Capital Surplus	Legal Retained Earnings	Other Retained Earnings			
					Carried Forward Retained Earnings			
Balance as of March 31, 2007	30,938	5,263	3,000	–	3,793	42,995	–	42,995
Changes during the third quarter								
Issuance of new stocks	187	187				374		374
Dividends from surplus				161	(1,781)	(1,619)		(1,619)
Net Income					7,989	7,989		7,989
Changes other than shareholders' equity (net)						–	15	15
Total amount of changes during the third quarter	187	187	–	161	6,207	6,744	15	6,759
Balance as of December 31, 2007	31,125	5,450	3,000	161	10,001	49,739	15	49,754

The previous fiscal year (Year ended March 31, 2007) (Million yen)

	Shareholders' Equity					Total Net Assets
	Capital Stock	Capital Surplus		Retained Earnings	Total Shareholders' Equity	
		Capital Reserve	Other Capital Surplus	Other Retained Earnings Carried Forward Retained Earnings		
Balance as of March 31, 2006	52,500	12,500	–	(36,325)	28,674	28,674
Changes during the year						
Decrease in capital stock resolved at the extraordinary shareholders' meeting held in September 2006	(26,825)		3,000	23,825	–	–
Decrease in capital surplus resolved at the extraordinary shareholders' meeting held in September 2006		(12,500)		12,500	–	–
Issuance of new stocks	5,263	5,263			10,527	10,527
Net Income				3,793	3,793	3,793
Total amount of changes during the year	(21,561)	(7,236)	3,000	40,119	14,320	14,320
Balance as of March 31, 2007	30,938	5,263	3,000	3,793	42,995	42,995

(4) Statements of Cash Flows

(Million yen)

	From April 1, 2006 to December 31, 2006 Amount	From April 1, 2007 to December 31, 2007 Amount	From April 1, 2006 to March 31, 2007 Amount
I Cash flows from operating activities			
Net income before income taxes	4,887	7,993	3,799
Depreciation and amortization expenses	10,331	9,965	13,686
Other amortization expenses	245	245	326
Increase (decrease) in allowance for bonuses	(176)	(278)	117
Increase (decrease) in allowance for directors' bonuses	–	(69)	87
Interest and dividend income	(6)	(66)	(15)
Interest expenses	1,910	1,427	2,302
New stocks issuance-related costs	–	–	331
Gain on revaluation of derivatives	(470)	(384)	(448)
Foreign exchange gain, net	(170)	(93)	(233)
Loss on disposal of fixed assets	446	60	706
Refinancing costs	653	–	653
Increase in accounts receivable, trade	(372)	(239)	(221)
Decrease (Increase) in inventories	(150)	(280)	104
Increase (Decrease) in accounts payable, trade	1	(60)	11
Decrease in accounts payable, other	(1,128)	(892)	(360)
Decrease in advances from customers	(4,028)	(4,367)	(641)
Others	(1)	416	240
Subtotal	11,968	13,374	20,447
Interest and dividends received	7	59	15
Interest paid	(2,156)	(1,124)	(2,760)
Income taxes paid	(5)	(5)	(5)
Net cash provided by operating activities	9,814	12,303	17,696
II Cash flows from investing activities			
Deposits into term deposit accounts	(5,667)	(2,263)	(5,667)
Withdrawals from term deposits	5,667	2,263	5,667
Payments of acquisition of tangible fixed assets	(4,483)	(1,770)	(6,991)
Payments of acquisition of intangible fixed assets	(41)	(990)	(47)
Others	34	(31)	27
Net cash used in investing activities	(4,491)	(2,792)	(7,010)

	From April 1, 2006 to December 31,2006 Amount	From April 1, 2007 to December 31,2007 Amount	From April 1, 2006 to March 31, 2007 Amount
III Cash flows from financing activities			
Proceeds from long-term debt	49,400	–	49,400
Repayment of long-term debt	(64,600)	(3,500)	(74,600)
Payment of refinancing costs	(647)	–	(653)
Proceeds from new stocks issuance	–	341	10,490
Cash dividends paid	–	(1,610)	–
Payment of new stocks issuance related-costs	–	(314)	(16)
Repayment of capital lease obligations	(561)	(388)	(709)
Others	(39)	(4)	(43)
Net cash used in financing activities	(16,447)	(5,475)	(16,131)
IV Effect of exchange rate changes on cash and cash equivalents	171	93	234
V Net increase (decrease) in cash and cash equivalents	(10,952)	4,129	(5,211)
VI Cash and cash equivalents at beginning of period	27,131	21,920	27,131
VII Cash and cash equivalents at end of period (*1)	16,179	26,050	21,920

(5) Notes

Significant Accounting Principle and Policies for Preparation of Financial Statements

1. Assets Valuation Standard and Methods

(1) Securities

Securities with no available fair market value included in investments and other assets are stated at moving-average cost.

(2) Derivatives

Fair value

(3) Inventories

Merchandise, raw materials and supplies are stated at moving-average cost.

2. Method for Depreciation and Amortization of Fixed Assets

(1) Tangible fixed assets

Depreciation is computed by the straight-line method. Estimated useful lives of major assets are as follows:

Buildings	3 - 50 years
Structures	7 - 60 years
Machinery and equipment	5 - 17 years

Finance leases, including those leases under which ownership of the leased asset not considered to be transferred to the lessee, are capitalized. Depreciation is computed under the straight-line method with no salvage value over the lease period.

[Changes in Accounting Policy]

From this fiscal year, for tangible fixed assets that are acquired after April 1, 2007 the Company uses the depreciation method stipulated by the new corporation tax law. With this change, the operating income, ordinary income and net income before income taxes decreased by 6 million yen each.

[Additional Information]

The Company has been depreciating tangible fixed assets until allowable limit. From this fiscal year, the Company is depreciating the difference between memorandum value and allowable limit equally over 5 years for those that were acquired before March 31, 2007 with book value equaling allowable limit. With this change, the operating income, ordinary income and net income before income taxes decreased by 88 million yen each.

(2) Intangible fixed assets

Amortization of intangible fixed assets is computed by the straight-line method. Amortization of software for internal use is computed by the straight-line method over the estimated useful life of 5 years.

3. Accounting for Allowances

(1) Allowance for doubtful accounts

Allowance for doubtful accounts is provided at an estimated amount based on the actual ratio of bad debts in the past and the estimated uncollectible amount on known bad debts.

(2) Allowance for bonuses

Bonuses payable to employees are accrued at an estimated amount.

(3) Allowance for directors' bonuses

Bonuses payable to directors are accrued at an estimated amount.

(4) Reserve for retirement benefits

The Company provides reserve for employees' retirement benefits at the balance sheet date based on the estimated amount of projected benefit obligation.

Net actuarial gains or losses are charged to earnings as incurred.

4. Accounting for Leases

Finance leases, including those leases under which ownership of the leased asset not considered to be transferred to the lessee, are capitalized.

5. Hedge Accounting

(1) Method of hedge accounting

Deferred hedge accounting

(2) Hedging instruments and hedged items

Hedging instruments: Forward foreign currency, coupon swap contracts and interest rate swap contracts

Hedged items: Foreign currency payables including future transactions and interest on loans payable

(3) Hedging policies

The Company utilizes the hedging instruments to manage future risks of fluctuations in interest rates and foreign exchange rates in accordance with internal management regulations. The Company does not use such transactions for the purpose of speculation.

(4) Evaluation method of hedge effectiveness

The Company evaluates hedge effectiveness by comparing the cumulative changes in cash flows from or the changes in fair value of hedged items and the corresponding changes in the hedging derivative instruments.

No financial derivatives were applied to hedge accounting for the period disclosed.

6. Cash and Cash Equivalents

In preparing the quarterly statements of Cash Flows, cash on hand, readily available deposits and short-term highly liquid investments with negligible risk of changes in value and with maturities not exceeding three months at the time of purchase are considered to be cash and cash equivalents.

7. Other

Consumption taxes are excluded from revenues and expenses.

Changes in Significant Accounting Principles and Policies for Preparation of Financial Statements

1. **Accounting for Deferred Assets**

First three quarters of fiscal 2007

Not applicable

Fiscal period of 2006

In the year ended March 31, 2007, the Company adopted practical solution on accounting for deferred assets (Practical Solutions Report No.19, issued by the Accounting Standards Board of Japan on August 11, 2006). The Company changed amortization method of stock issue cost. Stock issue cost incurred for the prior years was amortized uniformly over three years. However, stock issue cost incurred for the fiscal year ended March 31, 2007 was expensed in a lump. As a result of adoption of this new accounting standard, ordinary income and net income before income taxes decreased by 46 million yen each.

First three quarters of fiscal 2006

This change had no impact on net income or net assets.

2. **Presentation of Net Assets in the Balance Sheet**

First three quarters of fiscal 2007

Not applicable

Fiscal period of 2006

In the year ended March 31, 2007, the Company adopted the new accounting standard for presentation of net assets in the balance sheet (Corporate Accounting Standard No.5, issued by the Accounting Standards Board of Japan on December 9, 2005) and the implementation guidance of accounting standards for presentation of net assets in the balance sheet (the Financial Accounting Implementation Guidance No.8, issued by the Accounting Standards Board of Japan on December 9, 2005). The amount equivalent to the total sum of conventional equity section of balance sheet is 42,995 million yen.

First three quarters of fiscal 2006

The amount equivalent to the total sum of conventional equity section of balance sheet is 33,557 million yen.

3. **Accounting for Stock Options**

First three quarters of fiscal 2007

Not applicable

Fiscal period of 2006

In the year ended March 31, 2007, the Company adopted the new accounting standard for stock options (Corporate Accounting Standard No.8, issued by the Accounting Standards Board of Japan on December 27, 2005) and the implementation guidance for the accounting standards for stock options (the Financial Accounting Implementation Guidance No.11, issued by the Accounting Standards Board of Japan with amendment on May 31. 2006). This change had no impact on net income or net assets.

First three quarters of fiscal 2006

This change had no impact on net income or net assets.

Notes to Quarterly Balance Sheets

(Million yen)

	As of December 31, 2006	As of December 31, 2007	As of March 31, 2007
*1. Accumulated depreciation			
Tangible fixed assets	80,933	92,557	82,961
*2. Pledged assets and secured liability			
(1) Pledged assets			
Cash and deposits	2,995	2,929	4,076
Buildings	53,180	51,400	53,639
Structures	18,531	17,575	18,632
Machinery and equipment	21,060	18,104	22,908
Other tangible fixed assets	3,814	2,913	3,686
Total	99,581	92,923	102,942
Of the above, assets pledged to mortgage on Sightseeing Facility Foundation:			
Buildings	53,180	51,400	53,639
(2) Secured liabilities			
Current portion of long-term debt	3,500	3,500	3,500
Long-term debt	45,900	32,400	35,900
Total	49,400	35,900	39,400
3. Commitment line contracts			
The Company maintains committed line contract to allow an efficient capital procurement. The balance of unused credit lines under these contracts at the end of third quarter are follows:			
Total commitments	5,000	5,000	5,000
Commitments used	—	—	—
Commitments unused	5,000	5,000	5,000

*4. Consumption tax

Consumption taxes paid and Consumption taxes received are balanced out, and are presented included in Other current liabilities of Current Liabilities for the first three quarters of 2006 and 2007.

Notes to Quarterly Statements of Income

(Million yen)

	Nine-month period ended December 31, 2006	Nine-month period ended December 31, 2007	From April 1, 2006 to March 31, 2007
*1. Non-operating income			
Foreign exchange gain, net	189	–	210
Interest received	–	66	–
Gain on revaluation of derivatives	470	384	448
Refund of development costs*	–	147	–

* Refund of development costs
Under the licensing agreement with Universal, development costs for attractions of the Company are refunded when other Universal Tourist Attractions install those attractions.

	Nine-month period ended December 31, 2006	Nine-month period ended December 31, 2007	From April 1, 2006 to March 31, 2007
*2. Non-operating expense			
Interest expense	1,910	1,427	2,302
New stocks issuance-related costs	–	–	331
*3. Extraordinary Loss			
Refinancing costs**	653	–	653
Loss on disposal of fixed assets***	447	60	819

** Refinancing costs
Refinance related expenses are expenses for refinancing loans payable that was implemented as a measure to reform the financial structure. Details are as follows:

	Nine-month period ended December 31, 2006	Nine-month period ended December 31, 2007	From April 1, 2006 to March 31, 2007
Arrangement fee for the syndicated loan	504		504
Commission charge for the syndicated loan	54	–	54
Attorney fees etc.	94		94
Total	653	–	653

*** Loss on disposal of fixed assets

	Nine-month period ended December 31, 2006	Nine-month period ended December 31, 2007	From April 1, 2006 to March 31, 2007
Buildings	211	–	223
Structures	34	0	111
Machine and equipment	167	5	409
Other tangible fixed assets	25	28	65
Intangible fixed assets	7	26	7
Total	447	60	819

	Nine-month period ended December 31, 2006	Nine-month period ended December 31, 2007	From April 1, 2006 to March 31, 2007
4. Depreciation and Amortization			
Tangible fixed assets	10,128	9,826	13,427
Intangible fixed assets	202	139	259

Notes to Quarterly Statements of Changes in Net Assets

First three quarters of fiscal 2006 (Nine-month period ended December 31, 2006)

1. Type and total number of common stock (1 unit: thousand shares)

	Number of shares as of March 31, 2006	Increase in the nine-month period	Decrease in the nine-month period	Number of shares as of December 31, 2006
Outstanding stock				
Common stock *	1,541	370	–	1,911
Class A Preferred stock**	185	–	185	–
Total	1,726	370	185	1,911
Treasury stock				
Class A Preferred stock ***/****	–	185	185	–
Total	–	185	185	–

* 370 thousand shares of common stock were issued in return for the exercises of the rights to demand acquisition of common stock, which were vested in Class A Preferred stock.

** 185 thousand shares of outstanding stock of class A Preferred stock were retired.

*** Treasury stock of class A Preferred stock increased by 185 thousand shares as a result of the exercises of the rights to demand acquisition of common stock, which were vested in class A preferred stock.

**** 185 thousand shares of treasury stock of class A Preferred stock were retired.

2. Stock acquisition rights and Treasury stock acquisition

Details of stock acquisition rights	Class of shares subject to new stock acquisition rights	Number of shares subject to new stock acquisition rights				Amount of shares as of December 31, 2006 (Million yen)
		Number of shares as of March 31, 2006	Increase in the nine-month period	Decrease in the nine-month period	Number of shares as of December 31, 2006	
Stock acquisition rights as stock option (Board of Directors' meeting held on June 28, 2006)	–					–
Stock acquisition rights as stock option (Board of Directors' meeting held on July 14, 2006)	–					–
Total	–					–

3. Dividend

Not applicable

First three quarters of fiscal 2007 (Nine-month period ended December 31, 2007)

1. Type and total number of common stock (1 unit: thousand shares)

	Number of shares as of March 31, 2007	Increase in the nine-month period	Decrease in the nine-month period	Number of shares as of December 31, 2007
Outstanding stock				
Common stock	2,143	16	–	2,159
Total	2,143	16	–	2,159
Treasury stock				
Common stock	–	–	–	–
Total	–	–	–	–

Note: 16 thousand shares of common stock were issued as a result of exercise of new stock acquisition rights.

2. Stock acquisition rights and Treasury stock acquisition

Details of stock acquisition rights	Class of shares subject to new stock acquisition rights	Number of shares subject to new stock acquisition rights				Amount of shares as of December 31, 2007 (Million yen)
		Number of shares as of March 31, 2007	Increase in the nine-month period	Decrease in the nine-month period	Number of shares as of December 31, 2007	
Stock acquisition rights as stock option A (Board of Directors' meeting held on June 28, 2006)	–					–
Stock acquisition rights as stock option B (Board of Directors' meeting held on July 14, 2006)	–					–
Stock acquisition rights as stock option C (Board of Directors' meeting held on August 7, 2007)	–					5
Stock acquisition rights as stock option D (Board of Directors' meeting held on August 7, 2007)	–					9
Total	–					15

3. Dividend

(1) Dividends paid

(Resolve)	Class of shares	Total amount of dividend (Million yen)	Dividend per share (Yen)	Record date	Effective date
Board of directors' meeting held on November 8, 2007	Common stock	1,619	750	September 30, 2007	December 4, 2007

(2) Dividends with a record date within the nine-month period while effective date of the dividends is subsequent to the end of this third quarter.

Not applicable

Previous Fiscal Year (From April 1,2006 to March 31, 2007)

1. Type and total number of common stock (1 unit: thousand shares)

	Number of shares as of March 31, 2006	Increase during the fiscal period	Decrease during the fiscal period	Number of shares as of March 31, 2007
Outstanding stock				
Common stock *	1,541	602	–	2,143
Class A Preferred stock **	185	–	185	–
Total	1,726	602	185	2,143
Treasury stock				
Class A Preferred stock ***/****	–	185	185	–
Total	–	185	185	–

* 370 thousand shares of common stock were issued in return for the exercises of the rights to demand acquisition of common stock, which were vested in Class A Preferred stock.

* 230 thousand shares of common stock were issued through public offering with its payment due on March 15, 2007.

* 2 thousand shares of common stock were issued as a result of the exercise of new stock acquisition rights.

** 185 thousand shares of outstanding stock of class A Preferred stock were retired.

*** Treasury stock of class A Preferred stock increased by 185 thousand shares as a result of the exercises of the rights to demand acquisition of common stock, which were vested in class A preferred stock.

**** 185 thousand shares of treasury stock of class A Preferred stock were retired.

2. Stock acquisition rights and Treasury stock acquisition

Details of Stock acquisition rights	Class of shares subject to new stock acquisition rights	Number of shares subject to new stock acquisition rights				Amount of shares as of March 31,2007 (Million yen)
		Number of shares as of March 31, 2006	Increase during the fiscal year	Decrease during the fiscal year	Number of shares as of March 31, 2007	
Stock acquisition rights as Stock option (Board of Directors' meeting held on June 28, 2006)	–					–
Stock acquisition rights as Stock option (Board of Directors' meeting held on July 14, 2006)	–					–
Total	–					–

3. Dividend

Not applicable

Notes to Quarterly Statements of Cash Flows

Relationship of the ending balance of cash and cash equivalents and the category names used in the quarterly Balance Sheets:

(Million yen)

	From April 1 to December 31, 2006	From April 1 to December 31, 2007	From April 1, 2006 to March 31, 2007
Cash and deposits	16,179	26,050	21,920
Cash and cash equivalents	16,179	26,050	21,920

Operating Leases

Lease obligations under operating leases were as follows:

(Million yen)

	From April 1 to December 31, 2006	From April 1 to December 31, 2007	From April 1, 2006 to March 31, 2007
Future minimum payments			
Payments due within one year	3	10	8
Payments due after one year	–	30	0
Total	3	41	8

Securities

Book values of securities without available fair market values as of the end of third quarter of fiscal 2006, 2007 and previous fiscal year:

(Million yen)

	As of December 31, 2006	As of December 31, 2007	As of March 31, 2007
Securities			
Non-listed equity securities	2	3	3

Derivative transaction

(1) Currency related

(Million yen)

	As of December 31, 2006			As of December 31, 2007			As of March 31, 2007		
	Contract or notional amount	Fair Value	Net recognized gain (loss)	Contract or notional amount	Fair Value	Net recognized gain (loss)	Contract or notional amount	Fair Value	Net recognized gain (loss)
Forward exchange contracts Selling SFR	49	(2)	(2)	—	—	—	49	(2)	(2)
Buying USD	1,227	87	87	1,646	28	28	1,026	61	61
SFR	177	13	13	—	—	—	48	3	3
Sub total	1,454	99	99	1,646	28	28	1,123	62	62
Coupon swap contracts Receiving USD Paying JPY	1,972	124	124	1,520	80	80	1,859	113	113
Sub total	1,972	124	124	1,520	80	80	1,859	113	113
Total	3,427	223	223	3,166	109	109	2,983	176	176

(Note) Fair values are assessed by financial institution.

(2) Interest rate related

(Million yen)

	As of December 31, 2006			As of December 31, 2007			As of March 31, 2007		
	Contract or notional amount	Fair Value	Net recognized gain (loss)	Contract or notional amount	Fair Value	Net recognized gain (loss)	Contract or notional amount	Fair Value	Net recognized gain (loss)
Interest rate swap contracts Receiving floating-rate/ Paying fixed-rate	24,000	(516)	(516)	24,000	(154)	(154)	24,000	(539)	(539)
Total	24,000	(516)	(516)	24,000	(154)	(154)	24,000	(539)	(539)

(Note) Fair values are assessed by financial institution.

Stock Options

First three quarters of fiscal 2006 (Nine-month period ended December 31, 2006)

Summary of stock options granted during this period

Class of shares	Stock option A
The date of Board of Directors' meeting	June 28, 2006
Number and type of Grantee	The Company's directors 2
Number of shares granted	Common stock 57,033 shares
The date of grant	June 28, 2006
Condition of exercise	Not applicable
Requisite service period	Not applicable
Exercise period	June 28, 2006 through June 28, 2016
Exercise price (Yen)	22,500
Fair value of the new stock acquisition rights at the grant date (Yen)	—

Class of shares	Stock option B
The date of Board of Directors' meeting	July 14, 2006
Number and type of Grantee	The Company's directors 4 Employees 742
Number of shares granted	Common stock 27,962 shares
The date of grant	July 18, 2006
Condition of exercise	There are no vesting terms to the right. As a general rule, Grantees of the Company losing its status as directors or employees of the Company cannot exercise the right. Other details are specified in the "Agreement regarding allocation of stock acquisition rights" concluded between the Company and the Grantees.
Requisite service period	Not applicable
Exercise period	July 18, 2006 through July 18, 2016
Exercise price (Yen)	22,500
Fair value of the new stock acquisition rights at the grant date (Yen)	—

First three quarters of fiscal 2007 (Nine-month period ended December 31, 2007)

1. Expenses related to stock options for the first three quarters of fiscal 2007

Cost of sales	7 Million yen
Selling, general and administrative expense	7 Million yen

2. Summary of stock options granted during this period

Class of shares	Stock option C
The date of Board of Directors' meeting	August 7, 2007
Number and type of Grantee	The Company's director 4 Employees 5
Number of shares granted	Common Stock 589 shares
The date of grant	August 7, 2007
Condition of exercise	A Grantee of new stock acquisition rights ("Grantee") should be in a position as a director or as an employee of the Company ("Position") 3 years from the day after the allotment date. New stock acquisition rights would be exercisable in proportion to the achievement ratio if the Grantee could achieve the profit target, which set forth separately by the Company on the vesting date. And even if the Grantee loses its Position before the vesting date, with approval of the Board of Directors, new stock acquisition rights would be exercisable in proportion to the degree of contribution (determined by the Board of Directors) made by the Grantee until the day Grantee loses its Position.
Requisite service period	August 7, 2007 through August 7, 2010
Exercise period	August 7, 2010 through August 6, 2017 Even if the Grantee loses its Position before the vesting date, with approval of the Board of Directors new stock acquisition rights would be exercisable only after the vesting date and within the period determined by the Board of Directors. And in the event that the Grantee loses its Position after the vesting date, new stock acquisition rights would be exercisable for 5 years from the day the Grantee loses its Position and within the limits of the exercise period above.
Exercise price (Yen)	1
Fair value of the new stock acquisition rights at the grant date (Yen)	69,319

Class of shares	Stock option D
The date of Board of Directors' meeting	August 7, 2007
Number and type of Grantee	Employees 39
Number of shares granted	Common Stock 1,084 shares
The date of grant	August 7, 2007
Condition of exercise	Grantee should be in a Position 3 years from the day after the allotment date. Half (1/2) of the new stock acquisition rights, fractions of less 1 share arising out of the adjustments shall be rounded up, would be exercisable in proportion to the achievement ratio if the Grantee could achieve the profit target, which set forth separately by the Company on the vesting date. And even if the Grantee loses its Position before the vesting date, with approval of the Board of Directors, new stock acquisition rights would be exercisable in proportion to the degree of contribution, determined by the Board of Directors, made by the Grantee until the day Grantee loses its Position.
Requisite service period	August 7, 2007 through August 7, 2010
Exercise period	August 7, 2010 through August 6, 2017 Even if the Grantee loses its position before the vesting date, with approval of the Board of Directors, new stock acquisition rights would be exercisable only after the vesting date and within the period determined by Board of Directors. And in the event that the Grantee loses its Position after the vesting date, new stock acquisition rights would be exercisable only within 5 years (within the limits of the exercise period above) from the day the Grantee loses its position.
Exercise price (Yen)	1
Fair value of the new stock acquisition rights at the grant date (Yen)	69,319

Fiscal year of 2006 (From April 1, 2006 to March 31, 2007)

Summary of stock options granted during this period

Class of shares	Stock option A
The date of Board of Directors' meeting	June 28, 2006
Number and type of Grantee	The Company's director 2
Number of shares granted	Common stock 57,033 shares
The date of grant	June 28, 2006
Condition of exercise	Not applicable
Requisite service period	Not applicable
Exercise period	June 28, 2006 through June 28, 2016
Exercise price (Yen)	22,500
Fair value of the new stock acquisition rights at the grant date (Yen)	—

Class of shares	Stock option B
The date of Board of Directors' meeting	July 14, 2006
Number and type of Grantee	The Company's director 4 Employees 742
Number of shares granted	Common stock 27,962 shares
The date of grant	July 18, 2006
Condition of exercise	There are no vesting terms to the right. As a general rule, Grantees of the Company losing its status as directors or employees of the Company cannot exercise the right. Other details are specified in the "Agreement regarding allocation of stock acquisition rights" concluded between the Company and the Grantees.
Requisite service period	Not applicable
Exercise period	July 18, 2006 through July 18, 2016
Exercise price (Yen)	22,500
Fair value of the new stock acquisition rights at the grant date (Yen)	—

Equity in earning of affiliates

First three quarters of fiscal 2006 (April 1 to December 31, 2006)

Not applicable

First three quarters of fiscal 2007 (April 1 to December 31, 2007)

Not applicable

Fiscal year 2006

Not applicable

Per Share Information

First three quarters of fiscal 2006 (Nine-month period ended December 31, 2006)	First three quarters of fiscal 2007 (Nine-month period ended December 31, 2007)	Fiscal 2007 (From April 1, 2006 to March 31, 2007)
Net assets per share ¥17,559.29 Net Income per share (basic) ¥2,555.16 Net income per share after adjustment for residual securities is not stated herein, since although there were residual securities, the Company's stocks were non-listed and therefore the average stock price for the period is not known, and for the calculation of above amount, Class A preferred stocks are included in the common stocks using if-converted method in accordance with "Guidance on Net Income per share Corporate Accounting Standard No 4".	Net assets per share ¥23,029.73 Net Income per share (basic) ¥3,703.64 Net Income per share (diluted) ¥3,622.39	Net assets per share ¥20,061.69 Net Income per share (basic) ¥1,973.91 Net Income per share (diluted) ¥1,938.13

Note: Calculations of basic and diluted net income per share were based on the following numerators and denominators:

	First three quarters of fiscal 2006 (Nine-month period ended December 31, 2006)	First three quarters of fiscal 2007 (Nine-month period ended December 31, 2007)	Fiscal 2006 (From April 1, 2006 to March 31, 2007)
Net Income per share (basic)			
Net Income (million yen)	4,883	7,989	3,793
Amount not available to common shareholders (million yen)	–	–	–
Net income available for dividends on common shares (million yen)	4,883	7,989	3,793
Weighted-average number of shares outstanding during the period (1,000 shares)	1,541	2,157	1,661
Average number of convertible shares (1,000 shares)	370	–	260
Average number of shares (1,000 shares)	1,911	2,157	1,921
Net Income per share (diluted)			
Adjustments to net income (million yen)	–	–	–
Additional dilutive common shares (1,000 shares)	–	48	35
(Dilutive effect of stock options) (1,000 shares)	–	(48)	(35)

	First three quarters of fiscal 2006 (Nine-month period ended December 31, 2006)	First three quarters of fiscal 2007 (Nine-month period ended December 31, 2007)	Fiscal 2006 (From April 1, 2006 to March 31, 2007)
Summary of the residual stock not included in the calculation of Net income per share (diluted) for it's non-dilutive effect	One class of stock acquisition right approved and granted by the Board of Directors' meeting held on June 28, 2006 (Stock acquisition right 57,033 share) One class of stock acquisition right approved by the Board of Directors' meeting held on June28, 2006 and granted on July 18, 2006 (Stock acquisition right 27,885 share)	―――	―――

Subsequent Events

First three quarters of fiscal 2006 (Nine-month period ended December 31, 2006)	First three quarters of fiscal 2007 (Nine-month period ended December 31, 2007)	Fiscal 2006 (Year ended March 31, 2007)
―――――	―――――	1. Issuance of new stock acquisition rights The Company, at the Board of Directors' meeting held on June 27, 2007, resolved to offer the new stock acquisition rights of up to 25 million yen per year as a part of compensation to its directors as a stock-linked compensation plan. The terms and conditions of the rights are summarized as follows: (1) Total number of the offered new stock acquisition rights The maximum number the rights per year is determined by dividing the above compensation of 25 million yen by the fair value per new stock acquisition right, which is calculated on the basis of a reasonable option assessment model. Fractions of less than 1 share arising out of the adjustment shall be discarded. (2) Number and class of shares subject to new stock acquisition rights The target number of shares to be acquired by one new stock acquisition rights ("Number of Shares Granted") shall be one common share of the company. However, in the event that the Company conducts a stock split, including gratis issue of common shares of the company, or reverse share split its common share, the Number of Shares Granted shall be adjusted, as it deems necessary. (3) Monetary payment for the new stock acquisition rights The fair value per new stock acquisition rights, which is calculated on the basis of a reasonable option assessment model, shall be paid-in money. Meanwhile the Company will offer to pay monetary compensation equal to the total amount of the issue price of the allotted stock acquisition rights to eligible directors for new stock acquisition rights and offset their rights to request compensation from the Company against their payment obligations to be paid for the stock acquisition rights.

First three quarters of fiscal 2006 (Nine-month period ended December 31, 2006)	First three quarters of fiscal 2007 (Nine-month period ended December 31, 2007)	Fiscal 2006 (Year ended March 31, 2007)
		(4) Value of assets financed upon exercise of new stock acquisition rights The value of assets to be financed upon exercise of new stock acquisition rights shall be 1 yen (the paid-in amount per share to be delivered upon the exercise of the new stock acquisition rights) multiplied by the Number of Shares Granted. (5) Exercise period of the stock acquisition rights From the lapse of 3 years from the day of allotment and within 10 years of that date (6) Restrictions on acquiring new stock acquisition rights through transfer Acquisition of new stock acquisition rights through transfer requires approval of the Board of Directors. (7) Conditions of exercise As a general rule, Grantees of the Company losing his or her status as directors or employees of the Company cannot exercise the right. Other details are specified in the "Agreement regarding allocation of stock acquisition rights" concluded between the Company and the Grantees. (8) Others Other conditions or details shall be determined by the Board of Director's meeting held to resolve an offering of new stock acquisition rights.

Others

Revenues (Million yen)

Category	First three quarters of fiscal 2006 (Nine-month period ended December 31, 2006)	First three quarters of fiscal 2007 (Nine-month period ended December 31, 2007)	Fiscal 2006 (Year ended March 31, 2007)
Operating sales	28,514	30,229	36,908
Merchandise sales	14,677	14,614	18,595
Food and beverage sales	8,742	8,698	10,956
Other sales	4,205	4,209	5,601
Total	56,140	57,751	72,062

(Note) In the above amount, consumption taxes are not included.

RECEIVED
2008 APR 17 P 12:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

【表紙】

【提出書類】	半期報告書の訂正報告書
【提出先】	関東財務局長
【提出日】	平成19年12月27日
【中間会計期間】	第14期中（自　平成19年４月１日　至　平成19年９月30日）
【会社名】	株式会社ユー・エス・ジェイ
【英訳名】	USJ Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　グレン　ガンペル
【本店の所在の場所】	大阪市此花区桜島二丁目１番33号
【電話番号】	06－6465－3022
【事務連絡者氏名】	経理・財務部長 竹中　昭敏
【最寄りの連絡場所】	大阪市此花区桜島二丁目１番33号
【電話番号】	06－6465－3022
【事務連絡者氏名】	経理・財務部長 竹中　昭敏
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

1【半期報告書の訂正報告書の提出理由】

平成19年11月26日に提出いたしました第14期中（自　平成19年４月１日　至　平成19年９月30日）半期報告書の記載事項の一部に訂正すべき事項がありましたので、これを訂正するため半期報告書の訂正報告書を提出するものであります。

2【訂正事項】

第一部　企業情報

第５　経理の状況

中間財務諸表等

(2) その他

3【訂正箇所】

訂正箇所は＿線を付して表示しております。

第一部【企業情報】

第５【経理の状況】

【中間財務諸表等】

(2) 【その他】

(訂正前)

平成19年11月８日開催の取締役会において、当期中間配当に関し、次のとおり決議いたしました。

（イ）中間配当による配当金の総額……………………1,619百万円

（ロ）１株当たりの金額…………………………………750円00銭

（ハ）支払請求の効力発生日及び支払開始日…………平成19年12月４日

（注）　平成19年９月30日現在の株主名簿及び実質株主名簿に記載された株主に対し、支払いを行います。

(訂正後)

①中間配当

平成19年11月８日開催の取締役会において、当期中間配当に関し、次のとおり決議いたしました。

（イ）中間配当による配当金の総額……………………1,619百万円

（ロ）１株当たりの金額…………………………………750円00銭

（ハ）支払請求の効力発生日及び支払開始日…………平成19年12月４日

（注）　平成19年９月30日現在の株主名簿及び実質株主名簿に記載された株主に対し、支払いを行います。

②訴訟

当社の事業用地の全ては、大阪市都市計画事業此花西部臨海地区土地区画整理事業の対象となっており、平成19年３月末に換地処分が行われました。この換地処分に伴い発生した清算金622百万円につきましては、平成19年９月にこれを支払い、同額を借地権として計上しておりますが、当社は、当該清算金を当社の負担とした換地処分の取消しを求めて、大阪地方裁判所に対し、同年同月、換地処分取消訴訟を提起しております。

【表紙】

【提出書類】	有価証券報告書の訂正報告書
【根拠条文】	金融商品取引法第24条の２第１項
【提出先】	関東財務局長
【提出日】	平成19年12月27日
【事業年度】	第13期（自　平成18年４月１日　至　平成19年３月31日）
【会社名】	株式会社ユー・エス・ジェイ
【英訳名】	USJ Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　グレン　ガンペル
【本店の所在の場所】	大阪市此花区桜島二丁目１番33号
【電話番号】	06－6465－3022
【事務連絡者氏名】	経理・財務部長 竹中　昭敏
【最寄りの連絡場所】	大阪市此花区桜島二丁目１番33号
【電話番号】	06－6465－3022
【事務連絡者氏名】	経理・財務部長 竹中　昭敏
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

1【有価証券報告書の訂正報告書の提出理由】

平成19年６月28日に提出いたしました第13期（自　平成18年４月１日　至　平成19年３月31日）有価証券報告書の記載事項の一部に訂正すべき事項がありましたので、これを訂正するため有価証券報告書の訂正報告書を提出するものであります。

2【訂正事項】

第一部　企業情報

第２　事業の状況

４　事業等のリスク

８．事業用地に関するリスク

(1) 事業用地の使用について

(2) 大阪市市有地について

第４　提出会社の状況

１　株式等の状況

(2) 新株予約権等の状況

６　コーポレート・ガバナンスの状況

(2) コーポレート・ガバナンスに関する施策の実施状況

3【訂正箇所】

訂正箇所は＿線を付して表示しております。

第一部【企業情報】

第２【事業の状況】

４【事業等のリスク】

８．事業用地に関するリスク

（訂正前）

(1) 事業用地の使用について

当社は、事業用地を自社で所有しておらず、「ユニバーサル・スタジオ・ジャパン」事業用地540,081㎡のうち、336,034㎡を民間企業６社（日立造船株式会社、住友商事株式会社、住友金属工業株式会社、西日本旅客鉄道株式会社、株式会社ガスアンドパワーインベストメント及び日新製鋼株式会社）から、204,047㎡を大阪市からそれぞれ賃借しております。このため、地権者との間で合意している事業用地の使用条件の変更によって会社の経営成績は影響を受けることとなるほか、事業用地の使用継続が困難となった場合にはテーマパークの事業運営にも重大な支障が生じることとなります。なお、事業用地の賃借及び使用にかかる当社の支払負担額は平成18年３月期が2,325百万円、平成19年３月期が2,978百万円であり、重要な支出項目となっております。そのため、後述のとおり、今後、賃借料の増額によって当社の財政状態及び経営成績は悪影響を受ける可能性があります。

また、当社の事業用地の全ては、大阪市都市計画事業此花西部臨海地区土地区画整理事業の対象となっており、平成19年３月末に換地処分が行われ、当該土地区画整理事業の換地計画に基づき、最大622百万円の借地権として計上する清算金の支払が発生する可能性があります。

(2) 大阪市市有地について

大阪市から賃借している用地（市有地）につきましては、平成11年４月１日から50年間の一般定期借地権設定契約を締結しており、賃借料につきましては、大阪市財産条例等に基づいて毎年改定されることとされております。但し、大阪市が「ユニバーサル・スタジオ・ジャパン」の誘致に主導的な役割を果たした経緯があり、平成18年３月30日までは大阪市の監理団体（当社に対する出資比率が25％であったことによる）として位置付けられていたことから、平成17年度までの賃借料については減額措置が適用されていました。しかし、大阪市の当社に対する出資比率の低下により、平成18年度以降は従来のような減額措置を受けられないこととなりました。この結果、平成18年度の賃借料は平成17年度までの賃借料に比べて増額されましたので、当社の第13期（平成19年３月期）の経営成績は賃借料の増額による影響を受けることとなり、さらに今後、大阪市財産条例の変更等により賃借料が増加する場合、当社の財政状態及び経営成績に悪影響を及ぼす可能性があります。

(訂正後)

(1) 事業用地の使用について

当社は、事業用地を自社で所有しておらず、「ユニバーサル・スタジオ・ジャパン」事業用地540,074㎡のうち、336,027㎡を民間企業6社（日立造船株式会社、住友商事株式会社、住友金属工業株式会社、西日本旅客鉄道株式会社、株式会社ガスアンドパワーインベストメント及び日新製鋼株式会社）から、204,046㎡を大阪市からそれぞれ賃借しております。このため、地権者との間で合意している事業用地の使用条件の変更によって会社の経営成績は影響を受けることとなるほか、事業用地の使用継続が困難となった場合にはテーマパークの事業運営にも重大な支障が生じることとなります。なお、事業用地の賃借及び使用にかかる当社の支払負担額は平成18年3月期が2,325百万円、平成19年3月期が2,978百万円であり、重要な支出項目となっております。そのため、後述のとおり、今後、賃借料の増額によって当社の財政状態及び経営成績は悪影響を受ける可能性があります。

また、当社の事業用地の全ては、大阪市都市計画事業此花西部臨海地区土地区画整理事業の対象となっており、平成19年3月末に換地処分が行われ、当該土地区画整理事業の換地計画に基づき、最大622百万円の借地権として計上する清算金の支払が発生する可能性があります。換地処分の結果、従来の保留地予定地のうち一部（15,384㎡）は市有地として、残りの大半（171,876㎡）は保留地として、いずれも大阪市に帰属することとなりました。当社は、当該土地の長期に亘る安定した利用という観点から、大阪市との間で、期間を平成19年6月1日から20年間とする事業用借地権設定契約を締結いたしました。当該土地にかかる賃料は平成21年度までは定額とされていますが、その後は3年毎に見直すこととされており、大阪市財産条例の変更等により賃借料が増加する場合、当社の財政状態及び経営成績に悪影響を及ぼす可能性があります。

(2) 大阪市市有地について

大阪市から賃借している用地（市有地）につきましては、平成11年4月1日から50年間の一般定期借地権設定契約及び平成19年6月1日から20年間の事業用借地権設定契約を締結しており、一般定期借地権設定契約の賃借料につきましては、大阪市財産条例等に基づいて毎年、事業用借地権設定契約の賃借料につきましては3年毎に改定されることとされております。但し、大阪市が「ユニバーサル・スタジオ・ジャパン」の誘致に主導的な役割を果たした経緯があり、平成18年3月30日までは大阪市の監理団体（当社に対する出資比率が25%であったことによる）として位置付けられていたことから、平成17年度までの賃借料については減額措置が適用されていました。しかし、大阪市の当社に対する出資比率の低下により、平成18年度以降は従来のような減額措置を受けられないこととなりました。この結果、平成18年度の賃借料は平成17年度までの賃借料に比べて増額されましたので、当社の第13期（平成19年3月期）の経営成績は賃借料の増額による影響を受けることとなり、さらに今後、大阪市財産条例の変更等により賃借料が増加する場合、当社の財政状態及び経営成績に悪影響を及ぼす可能性があります。

第４【提出会社の状況】

１【株式等の状況】

(2)【新株予約権等の状況】

会社法第236条、第238条及び第239条の規定に基づき発行した新株予約権は、次のとおりであります。

(訂正前)

②平成18年６月28日定時株主総会決議及び平成18年７月14日取締役会決議

区分	事業年度末現在 (平成19年３月31日)	提出日の前月末現在 (平成19年５月31日)
新株予約権の数（個）	25,913	24,687
新株予約権のうち自己新株予約権の数（個）	－	－
新株予約権の目的となる株式の種類	普通株式	普通株式
新株予約権の目的となる株式の数（株）	25,299（注）１	24,687（注）１
新株予約権の行使時の払込金額（円）	１株当たり22,500（注）２	１株当たり22,500（注）２
新株予約権の行使期間	平成18年７月18日から 平成28年７月18日まで （注）４	平成18年７月18日から 平成28年７月18日まで （注）４
新株予約権の行使により株式を発行する場合の株式の発行価額及び資本組入額（円）	発行価額　22,500 資本組入額　11,250	発行価額　22,500 資本組入額　11,250
新株予約権の行使の条件	（注）３	（注）３
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。
代用払込みに関する事項	－	－
組織再編行為に伴う新株予約権の交付に関する事項	－	－

（注）　<省略>

（訂正後）

②平成18年６月28日定時株主総会決議及び平成18年７月14日取締役会決議

区分	事業年度末現在 （平成19年３月31日）	提出日の前月末現在 （平成19年５月31日）
新株予約権の数（個）	25,913	24,687
新株予約権のうち自己新株予約権の数（個）	－	－
新株予約権の目的となる株式の種類	普通株式	普通株式
新株予約権の目的となる株式の数（株）	25,913（注）１	24,687（注）１
新株予約権の行使時の払込金額（円）	１株当たり22,500（注）２	１株当たり22,500（注）２
新株予約権の行使期間	平成18年７月18日から 平成28年７月18日まで （注）４	平成18年７月18日から 平成28年７月18日まで （注）４
新株予約権の行使により株式を発行する場合の株式の発行価額及び資本組入額（円）	発行価額　22,500 資本組入額　11,250	発行価額　22,500 資本組入額　11,250
新株予約権の行使の条件	（注）３	（注）３
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。
代用払込みに関する事項	－	－
組織再編行為に伴う新株予約権の交付に関する事項	－	－

（注）　＜省略＞

6【コーポレート・ガバナンスの状況】

（訂正前）

(2) コーポレート・ガバナンスに関する施策の実施状況

①会社の機関の内容等

・当社の経営に係る重要事項のうち、意思決定の迅速性がとくに必要とされるテーマパークの運営及びマーケティングに係る重要事項は、「ウィークリー・レベニュー・レビュー・ミーティング（売上検討会議）」（原則として毎週開催）において議論を行った上で、その他の重要事項については各担当取締役の上程に基づき、取締役会（原則として月１回開催）において機関としての意思決定を行っています。また、取締役会の決議を必要としない各種の意思決定については、電子決裁システムの下で適時に決裁されており、意思決定の迅速化を図りつつも、説明責任の明確化、管理部門による統制、情報の共有化等に資するものとなっています。

・当社の取締役は11名以内とする旨定款に定めております。取締役全９名のうち、社外取締役が３名を占めておりますが、取締役会には、原則として全取締役及び監査役が出席しています。

・経営の透明性と健全性を担保することを目的として、社外取締役３名で構成される「報酬委員会」を設置し、経営に重要な影響を与える報酬制度について審議しております。

（訂正後）

(2) コーポレート・ガバナンスに関する施策の実施状況

①会社の機関の内容等

・当社の経営に係る重要事項のうち、意思決定の迅速性がとくに必要とされるテーマパークの運営及びマーケティングに係る重要事項は、「ウィークリー・レベニュー・レビュー・ミーティング（売上検討会議）」（原則として毎週開催）において議論を行った上で、その他の重要事項については各担当取締役の上程に基づき、取締役会（原則として月１回開催）において機関としての意思決定を行っています。また、取締役会の決議を必要としない各種の意思決定については、電子決裁システムの下で適時に決裁されており、意思決定の迅速化を図りつつも、説明責任の明確化、管理部門による統制、情報の共有化等に資するものとなっています。

・当社の取締役は11名以内とする旨定款に定めております。取締役全９名のうち、社外取締役が３名を占めておりますが、取締役会には、原則として全取締役及び監査役が出席しています。

・取締役の選任決議は、株主総会において、議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数をもって行う旨定款に定めております。

・経営の透明性と健全性を担保することを目的として、社外取締役３名で構成される「報酬委員会」を設置し、経営に重要な影響を与える報酬制度について審議しております。

END